

To the Holders of:
Structured Asset Trust Unit Repackagings (Saturns)
Bank of America Debenture-Backed
Series 2001-6
CUSIP NO. 80409R109

Distribution Date April 2, 2012

U.S. Bank National Association, as Trustee for the Trust, hereby gives notice with respect to the

The amount of the distribution payable to the Certificateholders on the Distribution Date allocab

Begginning Principal Amount	Principal Payment	Ending Principal Amount	Fixed Rate
$63,370,000.00	$0.00	$63,370,000.00	7.25000%

Additional Information	
Swap Counterparty Payment Amount to Trustee	$1,152,503.89
Trustee Payment to Swap Counterparty	$0.00
Trustee Fees	$1,875.00
Expense Account Deposit	$2,047.64

Underlying Security Bank of America Cap A 8.07% Preferred Cap Securities	
Payment Dates	June/December or NBD
Current Principal Balance	$58,075,000.00
Annual Coupon Rate (Fixed)	8.07000%
Interest Payment Received	$0.00

	Original Ratings	
CUSIP	Moody's	S & P
80409R109	"aa2"	A-
Underlying Security	"aa2"	A-

*The Trustee shall not be held responsible for the selection or use of the CUSIP number nor is
It is included for the convenience of the Holders.

e Distribution Date as follows:

le to principal and premium, if any, and interest, is as set forth below:

Day Count	Fixed Interest Amount Due	Aggregate Interest Due and Unpaid	Total Distribution
90/360	$1,148,581.25	$0.00	$1,148,581.25

Current Ratings			
Moody's		S & P	Date
Ba1	22-Sep-11	BB+	23-Dec-10
Ba1	21-Sep-11	BB+	15-Dec-10

any representation made as to its correctness.